August 23, 2010

Via Facsimile, Overnight Courier and EDGAR

Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Solar EnerTech Corp.
Comment Letter on Form 10-K for the Fiscal Year Ended September 30, 2009 and related filings
Filed January 12, 2010
File No. 000-51717

Dear Mr. Vaughn:

On behalf of Solar EnerTech Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated August 12, 2010, with respect to the Company’s responses to the Staff’s letter dated July 23, 2010 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2009 filed on January 12, 2010 and related filings.  For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2009

-Consolidated Statement of Operations, page 31

1.
We note your response to prior comment 1.  Please revise your future filings to clearly explain to investor why you are separately classifying these financial statements line items related to your convertible debt as part of your operating loss and non operating loss within your statement of operations.

Response. The Company respectfully acknowledges the Staff’s comment and in future filings will explain in detail the reason for classifying the loss on debt extinguishment as a separate line item within operating loss.

The Company also respectfully advises the Staff that the following disclosure relating to the presentation of loss on debt extinguishments has been included in Note 8, Convertible Notes, on pages 14 to 20 of the Company’s Form 10-Q for the quarter ended June 30, 2010 which was filed on August 16, 2010 (the “Recent Form 10-Q”):

The costs associated with the Conversion Agreement were directly derived from the execution of the Company’s plan in improving its liquidity and business sustainability, as disclosed in Note 2, Liquidity and Going Concern Issues. The related loss on debt extinguishment was a cost that was integral to the continuing operations of the business which is different in nature to the continuing interest payments and change in fair value of the compound embedded derivative and warrant liability. Accordingly, the loss on debt extinguishment is included in operating expenses in the accompanying consolidated statements of operations.

Note 3.  Summary of Significant Accounting Policies, page 35

-Warranty Cost, page 36

2.
Notwithstanding the comment above, please revise your footnotes and critical accounting policies in future filings to disclose that your determination of your warranty accruals are based upon estimates of warranty costs on an assessment of your competitors’ accrual history.  Please specifically discuss how you considered the differences in your products versus those of your competitors.  Please provide us with a sample of your proposed disclosure.

Response. The Company respectfully acknowledges the Staff’s comment and proposes to revise its footnotes and critical account policies in response to the Staff’s comment as follows:.

The Company provides product warranties and accrues for estimated future warranty costs in the period in which revenue is recognized. The Company’s standard solar modules are typically sold with a two-year warranty for defects in materials and workmanship and a ten-year and twenty five-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. The Company therefore maintains warranty reserves to cover potential liabilities that could arise from its warranty obligations and accrues the estimated costs of warranties based primarily on management’s best estimate. In estimating warranty costs, the Company applied 460 – Guarantees, specifically paragraphs, 460-10-25-5 to 460-10-25-7 of the FASB Accounting Standards Codification. This guidance requires that the Company make a reasonable estimate of the amount of a warranty obligation. It also provides that in the case of an entity that has no experience of its own, reference to the experience of other entities in the same business may be appropriate. Because the Company began to commercialize its products in fiscal year 2007, there is insufficient experience and historical data that can be used to reasonably estimate the expected failure rate of its solar modules. Thus, the Company considers warranty cost provisions of other China-based manufacturers that produce photovoltaic products that are comparable in engineering design, raw material input and functionality to the Company’s products, and sold to a similar target and class of customer with similar warranty coverage. In determining whether such peer information can be used, the Company also considers the years of experience that these manufacturers have in the industry. Because the Company’s industry is relatively young as compared to other traditional manufacturing industries, the selected peer companies that the Company considers have less than ten years in manufacturing and selling history. In addition, they have a manufacturing base in China, offer photovoltaic products with comparable engineering design, raw material input, functionality and similar warranty coverage, and sell in markets, including the geographic areas and class of customer, where the Company competes. Based on the analysis applied, the Company accrues warranty at 1% of sales. The Company has not experienced any material warranty claims to date in connection with declines of the power generation capacity of its solar modules and will prospectively revise its actual rate to the extent that actual warranty costs differ from the estimates. As of June 30, 2010 and September 30, 2009, the Company’s warranty liabilities were $928,000 and $515,000, respectively. The Company’s warranty costs for the three and nine months ended June 30, 2010 and 2009 were $155,000, $411,000, $66,000 and $156,000, respectively. The Company did not make any warranty payments during the nine months ended June 30, 2010 and 2009.

The Company respectfully advises the Staff that this proposed disclosure relating to the warranty cost had been included in Note 3, “Summary of Significant Accounting Policies,” on pages 7 to 12 and that a similar disclosure was added to the section “Critical Accounting Policies” on page 28 of the Company’s Recent Form 10-Q.

Accounts Receivable and Allowance for Doubtful Accounts, page 39

3.
We note your response to prior comment 5.  Based upon your response, it appears that your liquidity is impacted based on both the nature of the products sell and also the geographic location of your customers.  Please revise your discussion of liquidity and capital resources in future filings to highlight these factors that could impact your liquidity.  Specifically, discuss how the nature of products sold or the geographic region where products were sold in the period impacted your cash flows from operating activities.  Refer to Item 303(a)(1) of Regulation S K.

Response. The Company respectfully acknowledges the Staff’s comment and will revise its discussion of liquidity and capital resources accordingly with the Staff’s comments in its future filings.

The Company also respectfully advises the Staff that further discussion relating to the impact of both the nature of products sold or the geographic region where products were sold was included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations for the Three and Nine Months Ended June 30, 2010 and 2009,” on page 32 of the Company’s Recent 10-Q, under the heading “Liquidity and Capital Resources,” as follows:

Our liquidity is impacted to a large extent based on both the nature of the products we sell and also the geographical location of our customers, as our payment terms on sale vary greatly depending on both factors. With respect to the products we sell, while in the past we have engaged in transactions where we have resold our raw materials due to our overstock of materials relative to our then limited production capacity, as our production capacity has increased over the years, our sales now consist primarily of solar modules to solar panel installers in Europe and Australia who incorporate our modules into their power generating systems that are sold to end-customers. Payment terms for the sale of our modules are generally longer than payment terms where we resell our raw materials in China and as a result, our payment terms have lengthened relative to prior years. In addition, with respect to the geographic location of our customers, the payment terms for the sale of our solar modules are generally longer for our customers in the United States than for our customers in Europe and Australia. While our current sales to customers in the United States are limited, if we are able to increase our sales in the U.S. market or in other markets that may have longer payment terms, our payment terms may lengthen. If we have more sales of products or in geographies with longer payment terms, the longer payment terms will impact the timing of our cash flows.

4.
We note your response to prior comment 6.  You state that you pay a fee for the insurance premium based on a fixed percentage of the insured accounts receivable balance and you expense this fee as incurred.  Please address the following:

•	Quantify for us the amount of fees expensed in fiscal 2009 and thus far in fiscal 2010 relating to insurance on accounts receivable.

•	Clarify for us the line item on your statement of operations that such fees are recorded and your basis for that classification.

•	To the extent such amounts are material, revise future filings to quantify the amounts paid in order to insure the collectibility of the related receivables.

Response.  The Company respectfully acknowledges the Staff’s comment and will revise the language in its future filings to the extent the fees are material.

The insurance fees expended in fiscal year 2009 and in the nine month period ended on June 30, 2010 were approximately $30,000 and $233,000, respectively.  The increase in the insurance fees was mainly resulted from the increase in the related accounts receivable balances. The insurance fees were included in the Selling, General and Administrative Expenses line item in the consolidated statements of operations. This classification is consistent with how the Company classifies similar expenditures, including insurance premium of other insurance coverage obtained during the normal course of business.     The Company’s Selling, General and Administrative Expenses were $9.2 million and $7.2 million for the year ended September 30, 2009 and nine months ended June 30, 2010, respectively.  The insurance fees as a percentage of the Selling, General and Administrative Expenses were 0.3% and 3.2% for the year ended September 30, 2009 and nine month ended June, 30, 2010, respectively. As these insurance fees were less than 10% of Selling, General and Administrative Expenses for the year ended September 30, 2009 and nine months ended June 30, 2010, respectively, the Company considered the guidance in SEC Regulation S-X 5-03, and determined that the insurance fees are not considered to be material for separate disclosure.

5.
We note that you have a $13.4 million outstanding accounts receivable balance as of March 31, 2010 and that you have subsequently collected $8.3 million of that balance through June 30, 2010.  Considering your prior statements that you only extend your customers 0-60 day payment terms, please explain to us in more and clear concise terms how you have determined your accounts receivable balances are collectible as of March 31, 2010.

Response.  The Company respectfully acknowledges the Staff’s comment.  The outstanding accounts receivable balance as of March 31, 2010 that had not been collected as of June 30, 2010 amounted to $5.1 million. This balance comprises of amounts due from customers with payment terms greater than 60 days.

For these customers, the Company negotiated contracts that typically have higher unit prices with longer payment terms.  Longer payments terms of 60-200 days are granted to customers after applying strict credit requirements.  These customers are established, and the Company has had a business relationship with these customers for the past two years.  The Company has performed rigorous credit evaluations and constantly monitors the balances due and the promptness of payments made by the customers.  Based on historical experience, all payments from these customers have been made on a timely basis within the payment terms.  Based on the above, the Company had concluded that these balances were collectible as of March 31, 2010.

The Company also respectfully advises the Staff in accordance with the related sales contracts and payment terms, the Company has collected $2.2 million from July 1, 2010 through the date of this letter. The Company expects to collect $1.5 million by August 30, 2010 and the remaining amount of $1.4 million shortly thereafter.

Additionally, in the Company’s Recent Form 10-Q and in future filings, the Company has and will include the following sentence in Note 4, “Financial Instruments-Concentration of Credit Risk”:

In some cases, these terms are extended for certain qualifying customers of whom the Company applied rigorous credit requirements.

*           *           *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (86) 21-5899-7001 or Eric Wang of DLA Piper LLP (US), our outside corporate counsel, at (650) 833-2106.  Thank you very much for your assistance.

Very truly yours,

/s/ Steve Ye
Steve Ye
Chief Financial Officer
Solar EnerTech Corp.

cc:           Tara Harkins, Securities and Exchange Commission
                Martin Jams, Securities and Exchange Commission
Ricky Shun, Ernst &Young Hua Ming
Eric Wang, DLA Piper LLP (US)
Yem T. Mai, DLA Piper LLP (US)